SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                           FORM 12b-25

                   Notification of Late Filing

                                              Commission File Number 0-17342

(Check one):(X)Form 10-K ( )Form 11-K ( )Form 20-F ( )Form 10-Q ()Form N-SAR

     For Period Ended:  December 31, 1996

(  ) Transition Report on Form 10-K
(  ) Transition Report on Form 20-F
(  ) Transition Report on Form 11-K
(  ) Transition Report on Form 10-Q
(  ) Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                    PART I
                            Registrant Information

Full name of registrant:    LIVE Entertainment Inc.

Former name if applicable:          N/A

Address of principal executive office (Street and Number):

                        15400 Sherman Way, Suite 500

City, State and Zip Code:

                         Van Nuys, California  91406

                                  PART II
                          Rule 12b-25 (b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check appropriate box.)

     [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                 PART III
                                 Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       As a result of the unavailability of several members of the Board of Directors prior to the prescribed due date for filing the Company's subject Annual Report on Form 10-K, the Company's customary review and approval process could not be completed and the subject report could not be filed on a timely basis without unreasonable effort and expense.

                                   PART IV
                             Other Information

       (1) Name and telephone number of person to contact in regard to this notification:

                              Ronald B. Cushey
                               (818) 778-3167

        (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [X] Yes  [  ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                 [  ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             LIVE Entertainment Inc.
                  (Name of registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date: March 27, 1997           LIVE Entertainment Inc.



                                    By:  /s/ Ronald B. Cushey
                                    Ronald B. Cushey
                                    Chief Financial Officer